GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

February 10, 2011

Duc Dang

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Exclusive Building Services, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Two

File No.: 333-170393

Dear Mr. Dang:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement. The changes are made in response to staff comments and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated February 3, 2011.

General

1.

The Company has been in continuous operation for 13 years. It has had numerous periods with greater revenue than it has now. We indicated that being incorporated did not change nature of the Company’s day-to-day operating activities. Incorporation is a legal concept that has no impact on an entity’s day-to-day operating activities. It impacts the legal protection for the entity’s owners and changes the tax structure but does not change how the business does its day-to-day business. We indicated that the Company’s President has many long-term business and professional contacts. She intends to use those contacts to help her meet public company reporting requirements. This fact has been expanded in the Liquidity section of Amendment 2 as follows: “In the next one to two fiscal years, we will take every step possible to minimize these costs. Our president worked for many years with law firms and an accounting firm. She has known and worked with many professionals who are knowledgeable in the area of public company obligations. Although we have no formal commitments, we believe that some of these professionals may assist our president for very reasonable costs. We also hope to be able to use our status as a public company to increase our ability to use noncash means of settling obligations and compensate independent contractors who provide professional and other services to us, although there can be no assurances that we will be successful in any of those efforts.”

As we said in the previous Response Letter, Section (a) (2) of Rule 419 defines a blank check company as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies…”

The Company has had a specific business plan and operations since its inception in 1997. It has not generated large amounts of revenues but has consistently generated revenues using the same mode of operations for 13 years. For these reasons, it is not a blank check company.

2.

We have expanded the requested disclosure.

Prospectus Summary

About Exclusive Building Services

3.

We have expanded the disclosure on “make ready” which is not a development stage operation. It was a procedure that the Company performed earlier in its history during a period of major construction and renovation projects in the Houston area. The expanded description is located in Prospectus Summary, MD&A and Business. The number of construction and renovation projects has greatly diminished in recent years which makes competing for these engagements an unattractive alternative. We have expanded our description to say “…the current economic climate has seen construction of new and renovation of old office facilities at extremely low levels meaning that there is currently an extremely low potential current demand for “make ready” services. We will not consider competing for these types of engagements until and unless the number of construction and renovation projects increases significantly. If the construction market improves, the Company will market its “make ready” services to construction contractors and subcontractors.”

4.

We have expanded Risk Factor #9 to include the risk referred to in your comment. We have also added the disclosure in Business and The Offering.

Risk Factors

Risk Related to the Business

Patricia G. Skarpa, our chief executive officer

5.

We have expanded our disclosures of the matters described in your comment.

Use of Proceeds

6.

We have added disclosure to state that “All proceeds of the offering will be used to pay expenses of the offering. EBS will pay all costs relating to this offering. The amount of costs in excess of offering proceeds ($45,000 or a greater amount if all registered shares are not sold)…”

Directors, Executive Officers, Promoters and Control Persons

7.

We have added an affirmative statement that “The Company believes that the knowledge and experience within this business of Patricia G. Skarpa and HallieBeth Skarpa make them effective directors for this Company.”

Possible Potential Conflicts

8.

We have added disclosure that “Ms. Skarpa provides services on a contractor basis to others. These services relate to matters like office management and organization and are completely unrelated to the services provided by EBS. However, a conflict could arise if the time needed by her in the performance of those services interfere with the time needed from her by EBS. Ms. Skarpa has no written employment agreement with us and no written contractor or employment agreement with any other entity.”

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Exclusive Building Services, Inc.

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